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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1 )*




                                 EMB CORPORATION
                                 ---------------
                                (Name of Issuer)

                           Common Stock, no par value
                           --------------------------
                         (Title of Class of Securities)

                                   268618 30 3
                                   -----------
                                 (CUSIP Number)

                                James E. Shipley
                           5075 Warner Avenue, Suite B
                           Huntington Beach, CA 92649
                                 (714) 377-2118
               ---------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 8, 2001
         ---------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

CUSIP No.         268618 30 3
          --------------------------

1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
     James. E. Shipley

2.   Check the Appropriate Box if a Member of a Group (See Instructions)

     (a)  n/a
     (b)  n/a

3.   SEC Use Only

4.   Source of Funds (See Instructions)   PF

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _____

6.   Citizenship or Place of Organization   United States


Number of                  7.   Sole Voting Power          3,700,000
Shares
Beneficially               8.   Shared Voting Power              -0-
Owned by
Each                       9.   Sole Dispositive Power     3,700,000
Reporting
Person With               10.   Shared Dispositive Power         -0-


11.  Aggregate Amount Beneficially Owned by Each Reporting Person   3,700,000

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) _____

13.  Percent of Class Represented by Amount in Row (11)   18.59%

14.  Type of Reporting Person (See Instructions)   IN

Item 1. Security and Issuer.

     Common Stock, no par value
     EMB Corporation
     5075 Warner Avenue
     Suite B
     Huntington Beach, CA 92649


Item 2. Identity and Background.

     (a)  James E. Shipley

     (b)  5075 Warner Avenue
          Suite B
          Huntington Beach, CA 92649

     (c)  Chairman, President and Chief Executive Officer of EMB Corporation

     (d) During the last five years, Mr. Shipley has not been convicted in a criminal proceeding.

     (e) During the last five years, Mr. Shipley was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f)  Mr. Shipley is a citizen of the United States.


Item 3. Source and Amount of Funds or Other Consideration.

     The consideration for the issuance by EMB Corporation (the "Company") of 5,000,000 shares of the Company's common stock, no par value, on September 12, 2001, was the cancellation of indebtedness in the amount of $600,000.00 due Mr. Shipley by the Company. This indebtedness, which was in excess of $600,000.00 at the time of the pertinent issuance, resulted from advances of moneys to the Company, or on its behalf, by Mr. Shipley during the past several years, all as reported in the financial statements of the Company for the periods in which the advances occurred and thereafter.

     On or about November 8, 2001, Mr. Shipley completed transfer of ownership of 1,300,000 shares of the Company's stock to various individuals as payments for monies owed those individuals by Mr. Shipley.


Item 4. Purpose of Transaction.

     Reference is made to the response set forth in Item 3, above, regarding the purpose of the acquisition of the securities of the issuer. Additionally, the reporting person currently has no plans or proposals that relate to or would result in:

     (a) The acquisiton by any persons of additional securities of the issuer, or the disposition of securities of the issuer;

     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the issuer or any of its subsidiaries;

     (c) A sale of a material amount of assets of the issuer or any of its subsidiaries;

     (d) Any change in the the present board of directors or management of the issuer, including any plans or proposals to change the number or term of directors or to fill any vacancies on the board;

     (e) Any material change in the present capitalization or dividend policy of the issuer;

     (f) Any other material change in the issuer's business or corporate structure;

     (g) Changes in the issuer's character, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the issuer by any person;

     (h) Causing the common stock of the issuer to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, specifically the OTC-BB;

     (i) Causing the common stock of the issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

     (j)  Any other action similar to any of those enumerated above;

     provided that, the reporting person, in his capacity as Chairman, President and Chief Executive Officer of the issuer, reserves the right to take any action, including those enumerated above, which is deemed to be in the best interest of the issuer and which action is approved by the Board of Directors of the issuer.


Item 5. Interest in Securities of the Issuer.

     (a) The 3,700,000 shares of the Company's common stock currently issued to Mr. Shipley constitutes all of his holdings of the Company's common stock and represented 18.59% of all shares of the Company's common stock as of December 7, 2001.

     (b) Mr. Shipley currently has sole power to vote or to direct a vote and sole power to dispose or to direct the disposition of such 3,700,000 shares of the Company's common stock. Mr. Shipley does not possess any shared power to vote or to direct the vote, or shared power to dispose or to direct the disposition of any securities of the Company.

     (c)  Not applicable.

     (d)  Not applicable.

     (e)  Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Not Applicable.


Item 7. Exhibits.

     Not Applicable.

                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


December 10, 2001
--------------------------
Date


/s/ James E. Shipley
--------------------------
Signature


James E. Shipley
--------------------------
Name/Title